SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 19, 2012

BLUEGREEN CORPORATION

(Exact name of registrant as specified in its charter)

Massachusetts

(State or other jurisdiction of incorporation)

0-19292	03-0300793
(Commission File Number)	(IRS Employer Identification No,)

4960 Conference Way North, Suite 100, Boca Raton, Florida 33431

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (561) 912-8000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07	Submission of Matters to a Vote of Security Holders.

A Special Meeting of the Shareholders (the "Special Meeting") of Bluegreen Corporation (the "Company") was held on June 19, 2012. As of the close of business on the record date established for the Special Meeting, there were a total of 31,494,527 shares of the Company's Common Stock outstanding and, thus, entitled to vote at the Special Meeting. At the Special Meeting, 27,161,469 shares of Common Stock were represented in person or by proxy, therefore a quorum was present. The following proposal was submitted by the Board of Directors to a vote of shareholders, and the following are the shareholder voting results, as certified by Georgeson Inc., the information agent for the proposed merger described below, as Inspector of Election:

Proposal - Approval of Agreement and Plan of Merger. The shareholders were asked to approve the Agreement and Plan of Merger, dated as of November 11, 2011, by and among BFC Financial Corporation ("BFC"), BXG Florida Corporation (successor by conversion to BXG Florida, LLC) and the Company, pursuant to which the Company will merge with and into a wholly owned subsidiary of BFC and each outstanding share of the Company's Common Stock (other than shares owned by BFC, directly or indirectly, and holders who exercise and perfect their appraisal rights under Massachusetts law) will be converted into the right to receive eight shares of BFC's Class A Common Stock (as adjusted in connection with the reserve stock split expected to be effected by BFC in connection with the proposed merger).

VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON-VOTES
23,006,397	4,127,684	27,388	-0-

Based on the voting results set forth above, the Agreement and Plan of Merger has been approved by the Company’s shareholders.

A copy of the joint press release from the Company and BFC announcing the shareholder approval of the proposed merger is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Additional Information and Where to Find it.

BFC has filed a Registration Statement on Form S-4 with the Securities Exchange Commission (the “SEC”), which has been declared effective, and the Company and BFC have mailed to their respective shareholders a joint proxy statement/prospectus concerning the proposed merger.  The Company and BFC may also file other documents with the SEC regarding the proposed merger. Investors and shareholders of the Company and BFC are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC carefully and in their entirety because they contain important information. Investors and shareholders of the Company and BFC can obtain copies of the joint proxy statement/prospectus and other relevant documents filed with the SEC free of charge from the SEC’s website at www.sec.gov.  Copies of the documents filed with the SEC by the Company are also available free of charge on the Company’s website at www.bluegreencorp.com under the tab “Investors – SEC Filings” or by directing a request by mail to Bluegreen Corporation, Corporate Secretary, 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431, or by phone at 561-912-8000. Copies of the documents filed with the SEC by BFC are available free of charge on BFC’s website at www.bfcfinancial.com under the tab “Investor Relations – Regulatory Info – SEC Filings” or by directing a request by mail to BFC Financial Corporation, Corporate Secretary, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309, or by phone at 954-940-4900.

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Matters discussed in this Current Report on Form 8-K contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on various assumptions and involve substantial risks and uncertainties, including, without limitation, those relating to the proposed merger, the potential benefits of the proposed merger, the required listing of BFC’s Class A Common Stock on a national securities exchange, the reverse split of BFC’s Class A Common Stock and Class B Common Stock, including the authority of BFC’s Board of Directors to adjust the ratio of the reverse stock split in connection with the listing of BFC’s Class A Common Stock on a national securities exchange, and the risk that the proposed merger may not be consummated in accordance with the contemplated terms, including in the contemplated timeframe, or at all. These risks and uncertainties are not exclusive, and investors and shareholders are referred to the other risks and uncertainties detailed in the joint proxy statement/prospectus relating to the proposed merger and other documents filed by the Company and BFC with the SEC.

Item 9.01 Financial Statements and Exhibits.

99.1 Press Release dated June 19, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2012

By: /s/ Anthony M. Puleo
Anthony M. Puleo
Senior Vice President, Chief
Financial Officer and Treasurer